Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     ARC Energy Trust, Storm Exploration Inc.  and Storm Resources Ltd.
     announce the closing of their Plan of Arrangement

     /THIS NEWS RELEASE IS NOT FOR DISSEMINATION IN THE UNITED STATES OR TO
ANY UNITED STATES NEWS SERVICES/

     CALGARY, Aug. 17 /CNW/ - ARC Energy Trust ("ARC" or the "Trust"), Storm
Exploration Inc. ("Storm") and Storm Resources Ltd. ("Storm Resources") are
pleased to announce that their previously announced Plan of Arrangement ("the
Arrangement") involving Storm, Storm Resources, ARC and ARC Resources Ltd.
("ARC Resources") closed on August 17, 2010. Under the terms of the
Arrangement, ARC has acquired all of the existing and outstanding common shares of Storm in a transaction valued at approximately $645 million based on today's closing price of $19.53 per ARC unit. In accordance with the
Arrangement, Storm shareholders received, for each Storm share held, consideration consisting of: (A) at their election, either: (i) 0.5700 of a trust unit of ARC ("ARC Trust Unit") or (ii) 0.201733 of a Series B
exchangeable share of ARC Resources ("ARC Exchangeable Share"); (B) 0.3333 of
a common share of Storm Resources; (C) approximately 0.1333 of a common share purchase warrant of Storm Resources, each whole warrant entitling the holder to purchase one common share of Storm Resources for an exercise price of $3.28 per share until 5:00 p.m. (Calgary time) on September 8, 2010; and (C) $1.00 in cash. Non-resident and tax exempt Storm shareholders were not able to elect to receive ARC Exchangeable Shares as described above.
     Pursuant to the Arrangement, ARC issued 23,524,456 ARC Trust Units and
ARC Resources issued 1,744,038 Exchangeable Shares (which shares, as at the closing date, are exchangeable for 4,927,797 ARC Trust Units) and assumed approximately $89 million of total debt after receipt of option proceeds and net of working capital.
     As a result of the Arrangement the voting common shares of Storm will be delisted from the Toronto Stock Exchange ("TSX").
     Based on the number of Storm shareholders who have elected to receive ARC
Exchangeable Shares as partial consideration for their Storm shares, it appears that there will not be a sufficient number of holders of a board lot of ARC Exchangeable Shares (100 shares is a board lot) to meet the minimum listing requirements of the TSX for such shares. A minimum of 300 holders of a board lot are required to list the ARC Exchangeable Shares. Following closing,
ARC will make further investigations as to the number of board lot holders of
ARC Exchangeable Shares, however there can be no assurance that such investigations will provide ARC with the information necessary for the ARC
Exchangeable Shares to be listed on the TSX.

     ARC Energy Trust is one of Canada's largest conventional oil and gas royalty trusts with a current enterprise value of approximately $5.6 billion.
With the purchase of the Storm assets, ARC expects to average production of approximately 72,500 to 74,500 barrels of oil equivalent per day in 2010 from six core areas in western Canada. ARC Energy Trust trades on the TSX under the symbol AET.UN and its Series A exchangeable shares trade under the symbol ARX.

     ADVISORY

     Certain information in this press release contains forward-looking information that involves risk and uncertainty. For this purpose, any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements.
Forward-looking statements often contain terms such as "may", "will",
"should", "anticipate", "expects" and similar expressions.
     Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time pre preparation, may prove to be incorrect and actual results may differ materially from those anticipated.
ARC and Storm assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.
     The trust units of ARC and the common shares of Storm and Storm Resources have not and will not be registered under the United States Securities Act of
1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold in the United States or to any U.S. person except in certain transactions exempt from the registration requirements of the U.S.
Securities Act and applicable state securities laws.

     <<
     ARC RESOURCES LTD.                      STORM RESOURCES LTD.
     John P. Dielwart                        Brian Lavergne
     Chief Executive Officer                 President and CEO
     >>

     %SEDAR: 00015954E %CIK: 0001029509

     /For further information: Investor Relations, E-mail:
ir(at)arcresources.com, Telephone: (403) 503-8600, Fax: (403) 509-6417, Toll Free
1-888-272-4900, ARC Resources Ltd., 1200, 308 - 4th Avenue SW, Calgary, AB,
T2P 0H7, www.arcenergytrust.com; OR Storm Resources Ltd., Brian Lavergne,
President & CEO, (403) 817-6145; or Storm Resources Ltd., Donald McLean, VP
Finance & Chief Financial Officer, (403) 817-6145/
     (AET.UN. ARX.)

CO:  ARC Energy Trust; ARC Resources Ltd.; ARC Energy Trust; Storm Exploration
     Inc.

CNW 19:50e 17-AUG-10